[ Janus Letterhead ]

January 20, 2017

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Dear Mr. Parachkevov,

On behalf of the Registrant, listed below are analyses of those factors set forth in North American Security Trust, 1994 WL 718972 (S.E.C. No-Action Letter) (“NAST No-Action Letter”) as they relate to determining the surviving fund for accounting and performance purposes for the following proposed reorganizations:

1.	Janus Fund into the Janus Research Fund;
2.	Janus Twenty Fund into the Janus Forty Fund;
3.	INTECH U.S. Core Fund into the INTECH U.S. Managed Volatility Fund;
4.	Henderson Global Technology Fund[1] into the Janus Global Technology Fund; and
5.

Janus Emerging Markets Fund and Henderson Emerging Markets Fund[1] into Registrant’s newly established fund, Janus Henderson Emerging Markets Fund, with Henderson Emerging Markets Fund as the proposed accounting and performance survivor.

BACKGROUND

In the NAST No-Action Letter, which related to the reorganization of three portfolios into a newly formed portfolio, the staff of the Securities and Exchange Commission (“Staff”) addressed the question of which portfolio’s historical performance may be used in performance presentations for periods prior to the reorganization. The Staff emphasized that in making the determination of whether to use the historical performance of the surviving or predecessor fund, “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which …the surviving or new fund most closely resembles.” The Staff set forth the following non-exclusive factors to consider when comparing the attributes of a surviving or new fund and the predecessor fund: (1) the funds’ investment advisers; (2) the funds’ investment objectives, policies, and restrictions; (3) the funds’ expense structures and expense ratios; (4) the funds’ asset size; and (5) the funds’ portfolio composition. No single factor is determinative of which entity is the performance “survivor.” In addition, the Staff noted:

These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

1 A series of Henderson Global Funds, 1933 Act File No. 333-62270 and 1940 Act File No. 811-10399. The proposed reorganizations of Henderson Global Technology Fund into Janus Global Technology Fund, and Janus Emerging Markets Fund and Henderson Emerging Markets Fund into Registrant’s newly established fund are contingent on closing the merger of Janus Capital Group Inc. with and into Henderson Group plc.

ANALYSIS

1.    Reorganization of Janus Fund into Janus Research Fund

Janus Capital Management LLC (“Janus”), the adviser to Janus Fund (“Janus Fund”) and Janus Research Fund (“Research Fund,” and together with Janus Fund, the “Funds”), has evaluated the Funds with respect to the reorganization of Janus Fund into Research Fund and consideration to the NAST No-Action Letter factors. This analysis indicates that Research Fund should be the accounting and performance survivor post-reorganization. The evaluation undertaken by Janus is presented below:

A.    Comparison of Investment Advisers

Both Funds are advised by Janus Capital Management LLC (“Janus”) and Janus will continue to serve as the investment adviser of the surviving fund. Janus Fund is managed by two portfolio managers. The Research Fund is team managed by Janus’s equity research analysts, with the investment process overseen by the Portfolio Oversight Team, headed by Carmel Wellso. Following the reorganization, the Research Fund’s equity research analysts and oversight team will continue to manage the surviving fund. Because the surviving fund’s management will be the same as Research Fund’s management before the reorganization, Janus believes this factor should weigh toward utilizing Research Fund’s historical financial and performance information.

B.    Comparison of Investment Objectives, Policies and Restrictions

The Funds have the same investment objective and substantially similar principal investment strategies. The primary difference between the Funds’ principal investment strategies is that Janus Fund’s specifically provides for investments in foreign and emerging markets, and Research Fund emphasizes investments in securities of U.S. based issuers. Following the reorganization, all of Research Fund’s investment policies and restrictions will apply to the surviving fund. Because the surviving fund’s investment policies and restrictions will be the same as Research Fund’s investment policies and restrictions before the reorganization, Janus believes this factor should weigh toward utilizing Research Fund’s historical financial and performance information.

C.    Comparison of Expense Structure and Expense Ratios

Each Fund is subject to the same fee and expense structure with payment of a performance-adjusted investment advisory fee to Janus, out-of-pocket administration expenses to Janus, transfer agency fees and/or out-of-pocket expenses to Janus Services LLC (“Janus Services”), distribution fees paid by certain share classes to Janus Distributors LLC (“Janus Distributors”), and certain other fees or out-of-pocket costs to third party intermediaries. The primary difference between the fee and expense structure of the Funds is that certain components of the performance-based investment advisory fee differ, which can result in differences in the fees paid by each Fund to Janus.

Each Fund pays the same base investment advisory fee at an annual rate of 0.64% of average daily net assets during the previous month, with a performance fee adjustment of up to 0.15% up or down (assuming constant assets) of the Fund’s average daily net assets during a 36-month performance measurement period. However, the indices used to determine the performance fee adjustment and the hurdle rate for the performance fee adjustment differ. Janus Fund’s base fee rate is adjusted monthly based on its performance relative to the Core Growth Index over a rolling 36-month performance measurement period. The Core Growth Index is an internally-calculated, hypothetical index that combines total returns from the Russell 1000® Growth Index (50%) and the S&P 500® Index (50%).

The surviving fund will adopt the fee and expense structure of Research Fund. The expense ratio of each Fund, excluding any performance adjustment, is substantially similar. While Janus has agreed to implement an investment advisory fee waiver after the reorganization such that the surviving Fund will pay the lesser of the advisory fee payable by Research Fund, or by Janus Fund if the reorganization did not occur, this is a temporary waiver and is not the contractual investment advisory fee structure that survives post-reorganization. Because Research Fund’s fee and expense structure, including its advisory fee structure and performance fee, will apply to the surviving fund, Janus believes this factor should weigh toward utilizing Research Fund’s historical financial and performance information.

D.    Comparison of Asset Size

As of September 30, 2016, Janus Fund’s net assets were approximately $7.7 billion and Research Fund’s net assets were approximately $4.5 billion. Both Funds are significantly large in asset size. Given that both Funds have the same investment objective and substantially similar investment strategies and policies, asset size is expected to have a limited effect on the portfolio of the surviving fund subsequent to the reorganization. Asset size is not the only determinative factor of NAST. When considering the asset size of each Fund in combination with the similarity in investment strategies and policies, tax consequences of the proposed reorganization, and the potential benefits to shareholders of both Funds of the proposed reorganization (among other factors considered by Janus and the Trustees), Janus believes it is appropriate for Research Fund’s historical financial and performance information to be utilized by the surviving fund.

E.    Comparison of Portfolio Composition

Janus Fund typically holds 70 to 90 securities and Research Fund typically holds 90 to 120 securities. While there is overlap among the securities held by the Funds, the surviving fund’s portfolio composition is expected to most closely resemble the number of securities and issuer names held by Research Fund before the reorganization. This result would be expected given the investment policies of the surviving fund will be those of the Research Fund before the reorganization. Because the surviving fund’s portfolio is expected to most closely approximate Research Fund’s before the reorganization, Janus believes this factor should weigh toward utilizing Research Fund’s historical financial and performance information.

F.    Conclusion

As discussed above, the surviving fund will most closely resemble Research Fund. Janus believes that Research Fund’s historical financial statements and performance should be used following the reorganization so that Research Fund shareholders are not deprived of information relating to the historical information of the fund in which they are invested.

2.    Reorganization of Janus Twenty Fund into Janus Forty Fund

Janus is the adviser to Janus Twenty Fund (“Twenty Fund”) and Janus Forty Fund (“Forty Fund,” and together with Twenty Fund, the “Funds”). Janus has evaluated the Funds with respect to the reorganization of Twenty Fund into Forty Fund and consideration to the NAST No-Action Letter factors. This analysis indicates that Forty Fund should be the accounting and performance survivor post-reorganization. The evaluation undertaken by Janus is presented below.

A.    Comparison of Investment Advisers

Both Funds are advised by Janus and Janus will continue to serve as the investment adviser of the surviving Fund. Forty Fund’s portfolio managers are Doug Rao and Nick Schommer. Following the reorganization, the Forty Fund’s portfolio managers will continue to manage the surviving fund. Because the surviving fund’s management will be the same as Forty Fund’s management before the reorganization, Janus believes this factor should weigh toward utilizing Forty Fund’s historical financial and performance information.

B.    Comparison of Investment Objectives, Policies and Restrictions

The Funds have the same investment objective and substantially similar investment policies and restrictions. The primary difference between the Funds is that Twenty Fund invests primarily in a core group of 20 to 30 common stocks selected for their growth potential, whereas Forty Fund invests primarily in a core group of 20-40 common stocks selected for their growth potential. Following the reorganization, the surviving fund will continue to invest primarily in a core group of 20-40 common stocks selected for their growth potential, the same investment policy as Forty Fund before the reorganization. Because the surviving fund’s investment policies and restrictions will be the same as Forty Fund’s investment policies and restrictions before the reorganization, Janus believes this factor should weigh toward utilizing Forty Fund’s historical financial and performance information.

C.    Comparison of Expense Structure and Expense Ratios

Each Fund is subject to the same fee and expense structure with payment of a performance-adjusted investment advisory fee to Janus, out-of-pocket administration expenses to Janus, transfer agency fees and/or out-of-pocket expenses to Janus Services, distribution fees paid by certain share classes to Janus Distributors, and certain other fees or out-of-pocket costs to third party intermediaries.

Each Fund pays the same base advisory fee at an annual rate of 0.64% of average daily net assets during the previous month, with a performance fee adjustment of up to 0.15% up or down (assuming constant assets) of the Fund’s average daily net assets during a 36-month performance measurement period. Each Fund’s base fee rate is adjusted monthly based on the Fund’s performance relative to the Russell 1000® Growth Index (the “Benchmark”) over a rolling 36-month performance measurement period. The only difference between the Funds’ performance fee structure is the share class used to measure performance relative to the benchmark index for purposes of calculating the performance adjustment to the advisory fee. Forty Fund uses the performance of its Class A Shares to calculate the performance adjustment, and Twenty Fund, because it does not offer Class A Shares, uses the performance of its Class T Shares to calculate the performance adjustment. The surviving fund will use the performance of Class A Shares to calculate the performance adjustment.

The surviving fund will adopt the fee and expense structure of Forty Fund. The expense ratio of each Fund, excluding any performance adjustment, is substantially similar. While Janus has agreed to implement an investment advisory fee waiver after the reorganization such that the surviving Fund will pay the lesser of the advisory fee payable by Forty Fund, or by Twenty Fund if the reorganization did not occur, this is a temporary waiver and is not the contractual investment advisory fee structure that survives post-reorganization. Because Research Fund’s fee and expense structure, including its advisory fee structure and performance fee, will apply to the surviving fund, Janus believes this factor should weigh toward utilizing Forty Fund’s historical financial and performance information.

D.    Comparison of Asset Size

As of September 30, 2016, Twenty Fund’s net assets were approximately $8.6 billion and Forty Fund’s net assets were approximately $2.2 billion. Both Funds are significantly large in asset size. Given that both Funds have the same investment objective and substantially similar investment strategies and policies, asset size is expected to have a limited effect on the portfolio of the surviving fund subsequent to the reorganization. Asset size is not the only determinative factor of NAST. When considering the asset size of each Fund in combination with the similarity in investment strategies and policies, tax consequences of the proposed reorganization, and the potential benefits to shareholders of both Funds of the proposed reorganization (among other factors considered by Janus and the Trustees), Janus believes it is appropriate for Forty Fund’s historical financial and performance information to be utilized by the surviving fund.

E.    Comparison of Portfolio Composition

As noted above, following the reorganization, the number of securities and types of companies held by the surviving fund are expected to be most similar to Forty Fund before the reorganization. This result would be expected given the investment policies of the surviving fund will be those of Forty Fund before the reorganization. Because the surviving fund’s portfolio is expected to resemble Forty Fund’s before the reorganization, Janus believes this factor should weigh toward utilizing Forty Fund’s historical financial and performance information.

F.    Conclusion

As discussed above, the surviving fund will most closely resemble Forty Fund. Janus believes that Forty Fund’s historical financial statements and performance should be used following the reorganization so that Forty Fund shareholders are not deprived of information relating to the historical information of the fund in which they are invested.

3.    Reorganization of INTECH U.S. Core Fund into INTECH U.S. Managed Volatility Fund

Janus is the adviser to INTECH U.S. Core Fund (“U.S. Core Fund”) and INTECH U.S. Managed Volatility Fund (“Managed Volatility Fund,” and together with U.S. Core Fund, the “Funds”). Janus has evaluated the Funds with respect to the reorganization of U.S. Core Fund into Managed Volatility Fund and consideration to the NAST No-Action Letter factors. This analysis indicates that Managed Volatility Fund should be the accounting and performance survivor post-reorganization. The evaluation undertaken by Janus is presented below.

A.    Comparison of Investment Advisers

Both Funds are advised by Janus and sub-advised by INTECH Investment Management LLC (“INTECH”) and Janus and INTECH will continue to serve as investment adviser and sub-adviser, respectively of the surviving Fund. The same management team currently manages both Funds, and will continue to manage the surviving fund.

B.    Comparison of Investment Objectives, Policies and Restrictions

The Funds have the same investment objective and similarities in their principal investment strategies, focusing on U.S. common stocks. INTECH utilizes a variation of the same mathematical investment process for each Fund that considers stocks with higher relative volatility and lower correlation to each other. U.S. Core Fund selects stocks within the S&P 500® Index whereas Managed Volatility Fund selects stocks within the Russell 1000® Index. A key difference between the strategies of the Funds is that Managed Volatility Fund seeks to reduce the Fund’s absolute volatility, generally moving to a more defensive posture as risk increases, which may limit the Fund’s upside potential.

Following the reorganization, the surviving fund will have the same principal investment strategies and restrictions as Managed Volatility Fund before the reorganization. Because all of the surviving fund’s investment policies, restrictions, including the benchmark, will be the same as Managed Volatility Fund’s before the reorganization, Janus believes this factor should weigh toward utilizing Managed Volatility Fund’s historical financial and performance information.

C.    Comparison of Expense Structure and Expense Ratios

Each Fund is subject to a similar fee and expense structure with payment of an investment advisory fee to Janus, out-of-pocket administration expenses to Janus, transfer agency fees and/or out-of-pocket expenses to Janus Services, distribution fees paid by certain share classes to Janus Distributors, and certain other fees or out-of-pocket costs to third party intermediaries. In addition, Janus pays a sub-advisory fee rate to INTECH on behalf of each Fund. Janus has also agreed to an expense limit with respect to each Fund.

The primary difference in the fee structure between the Funds is the structure of the investment advisory fee. While each Fund pays Janus an investment advisory fee at the annual rate of 0.50% of average daily net assets, for U.S. Core Fund, the investment advisory fee rate of 0.50% adjusts up or down by a variable of up to 0.15% (assuming constant assets) monthly based on the Fund’s performance relative to its benchmark index, the S&P 500® Index, over a rolling 36-month performance measurement period. For Managed Volatility Fund, the investment advisory fee rate is a fixed annual rate. The surviving fund will maintain Managed Volatility Fund’s investment advisory fee structure following the reorganization.

While Janus has agreed to adopt an expense limit for each Fund, the surviving Fund will maintain the lower expense limit of Managed Volatility Fund, resulting in an expense ratio that is expected to be more comparable to that of Managed Volatility Fund, in particular as the surviving fund will not have a performance fee adjustment that would otherwise impact the Fund’s total expense ratio. Pursuant to this expense limit agreement, until at least November 1, 2018, Janus waives its investment advisory fee or waives/reimburses certain other Fund operating expenses to the extent that total annual operating expenses exceed 0.79% for Managed Volatility Fund (excluding any distribution and shareholder servicing fees paid pursuant to a Rule 12b-1 plan, administrative services fees payable pursuant to the transfer agency agreement, brokerage commissions, dividends, interest, taxes, acquired fund fees and expenses, and extraordinary expenses).

For each Fund, Janus pays INTECH a sub-advisory fee rate that is one-half of the investment advisory fee paid by the Fund to Janus (net of any performance adjustment for U.S. Core Fund, and fee waivers or expense reimbursements by Janus). For U.S. Core Fund, this sub-advisory fee rate paid by Janus to INTECH adjusts up or down based upon the performance of U.S. Core Fund’s relative to the S&P 500® Index. There is no performance adjustment for Managed Volatility Fund, and the sub-advisory fee is a fixed annual rate. Because the surviving fund’s investment advisory fee will not be subject to a performance adjustment, the surviving fund will maintain Managed Volatility Fund’s sub-advisory fee structure following the reorganization.

Because the surviving fund will maintain Managed Volatility Fund’s fee and expenses structure, including the fixed rate investment advisory fee and expense limit, Janus believes this factor should weigh toward utilizing Managed Volatility Fund’s historical financial and performance information.

D.    Comparison of Asset Size

As of September 30, 2016, U.S. Core Fund’s net assets were approximately $600 million and Managed Volatility Fund’s net assets were approximately $450 million. Each Fund is comparable in asset size. Given that both Funds have the same investment objective and are managed by INTECH utilizing a mathematical investment process, asset size is expected to have a limited effect on the portfolio of the surviving fund subsequent to the reorganization. Asset size is not the only determinative factor of NAST. When considering the asset size of each Fund in combination with the similarity in investment policies, tax consequences of the proposed reorganization, and the potential benefits to shareholders of both Funds of the proposed reorganization (among other factors considered by Janus and the Trustees), Janus believes it is appropriate for Managed Volatility Fund’s historical financial and performance information to be utilized by the surviving fund.

E.    Comparison of Portfolio Composition

The composition of the portfolio of the surviving fund is expected to most closely resemble that of Managed Volatility Fund. Any portfolio adjustments are expected to be made to the U.S. Core Fund in advance of the reorganization so that following the reorganization, the surviving fund’s portfolio composition will most closely resemble the number of securities and issuer names held by Managed Volatility Fund before the reorganization. Because the surviving fund’s portfolio is expected to most closely resemble Managed Volatility Fund’s before the reorganization, Janus believes this factor should weigh toward utilizing Managed Volatility Fund’s historical financial and performance information.

F.    Conclusion

As discussed above, the surviving fund will most closely resemble Managed Volatility Fund. Janus believes that Managed Volatility Fund’s historical financial statements and performance should be used following the reorganization so that Managed Volatility Fund shareholders are not deprived of information relating to the historical information of the fund in which they are invested.

4.    Reorganization of Henderson Global Technology Fund into Janus Global Technology Fund

Henderson Global Investors (North America) Inc. (“Henderson”) is the adviser to Henderson Global Technology Fund (“Henderson Technology Fund”) and Janus is the adviser to Janus Global Technology Fund (“Janus Technology Fund,” and together with Henderson Technology Fund, the “Funds”). Janus has evaluated the Funds with respect to the reorganization of Henderson Technology Fund into Janus Technology Fund and consideration to the NAST No-Action Letter factors. This analysis indicates that Janus Technology Fund should be the accounting and performance survivor post-reorganization. The evaluation undertaken is presented below.

A.    Comparison of Investment Advisers

As noted above, Henderson is the adviser to the Henderson Technology Fund, and Janus is the adviser to the Janus Technology Fund. Janus will continue to serve as the investment adviser of the surviving fund, and the Janus Technology Fund’s current portfolio managers will continue to manage the surviving fund.

B.    Comparison of Investment Objectives, Policies and Restrictions

The Funds have similar investment objectives, investment policies and restrictions. The primary differences between the Funds’ principal investment strategies are that Janus Technology Fund’s investment policies give it more flexibility to invest in any type of security issued by technology-related companies (i.e., equity and debt), while Henderson Technology Fund’s policies include a more specific component focused on smaller and less seasoned companies, including private placement and initial public offering investments. These differences result in differences in the individual securities held by the Funds and differences in weightings of securities that overlap between the Funds. Following the reorganization, all of Janus Technology Fund’s investment policies and restrictions will apply to the surviving fund. Because the surviving fund’s investment policies and restrictions will be the same as Janus Technology Fund’s investment policies and restrictions before the reorganization, Janus believes this factor should weigh toward utilizing Janus Technology Fund’s historical financial and performance information.

C.    Comparison of Expense Structure and Expense Ratios

Each Fund pays its investment adviser a management fee and incurs expenses, including expenses related to the Fund’s operations, distribution and shareholder servicing fees (Rule 12b-1 fee), administrative services fees and out-of-pocket expenses payable pursuant to a transfer agency agreement, any other transfer agent and custodian fees and expenses, legal and auditing fees, printing and mailing costs of sending reports and other information to existing shareholders, and independent trustees’ fees and expenses.

Janus Technology Fund pays Janus a management fee at an annual rate of 0.64% of Janus Technology Fund’s average daily net assets, calculated daily and paid monthly, out-of-pocket administration expenses to Janus, transfer agency fees and/or out-of-pocket expenses to Janus Services, distribution fees paid by certain share classes to Janus Distributors, and certain other fees or out-of-pocket costs to third party intermediaries. Henderson Technology Fund pays Henderson a management fee at an annual rate of 0.90% for the first $1 billion of Henderson Technology Fund’s average daily net assets and 0.80% for the balance thereafter, calculated daily and paid monthly. In addition to the advisory fee, Henderson Technology Fund pays the expenses of its operations, including a portion of the Henderson Trust’s general administrative expenses, allocated on the basis of a fund’s relative net assets.

The surviving fund’s fee and expense structure, including its investment advisory fee rate, will be the same as Janus Technology Fund. In addition, the total expense ratio of the surviving fund is expected to be lower than the total expense ratio of Henderson Technology Fund, and more similar to the total expense ratio of Janus Technology Fund before the reorganization.

Because Janus Technology Fund will retain its fee and expense structure following the reorganization, and because the annual operating expenses of the surviving fund are expected to most closely resemble those of Janus Technology Fund before the reorganization, Janus believes this factor should weigh toward utilizing Janus Technology Fund’s historical financial and performance information.

D.    Comparison of Asset Size

As of September 30, 2016, Henderson Technology Fund’s net assets were approximately $220 million and Janus Technology Fund’s net assets were approximately $1.2 billion. Because Janus Technology Fund is of significant asset size on a relative and absolute basis compared to the Henderson Technology Fund, Janus believes this factor should weigh toward utilizing Janus Technology Fund’s historical financial and performance information.

E.    Comparison of Portfolio Composition

Following the reorganization, the number of securities and issuer names held by the surviving fund will be most similar to Janus Technology Fund before the reorganization. This result would be expected given the investment policies of the surviving fund will be those of the Janus Technology Fund before the reorganization. Because the surviving fund’s portfolio will most closely resemble Janus Technology Fund’s before the reorganization, Janus believes this factor should weigh toward utilizing Janus Technology Fund’s historical financial and performance information.

F.    Conclusion

As discussed above, the surviving fund will most closely resemble Janus Technology Fund. Janus believes that Janus Technology Fund’s historical financial statements and performance should be used following the reorganization so that Janus Technology Fund shareholders are not deprived of information relating to the historical information of the fund in which they are invested.

5.    Reorganization of Janus Emerging Markets Fund into Henderson Emerging Markets Fund

Janus is the adviser to Janus Emerging Markets Fund (“Janus EM Fund”) and Henderson is the adviser to Henderson Emerging Markets Fund (“Henderson EM Fund,” and together with Janus EM Fund, the “Funds”). Janus has evaluated the Funds with respect to the reorganization of Janus EM Fund and Henderson EM Fund into a newly formed Janus Henderson Emerging Markets Fund (“Surviving Fund”) and consideration to the NAST No-Action Letter factors. This analysis indicates that Henderson EM Fund should be the accounting and performance survivor post-reorganization. The evaluation undertaken is presented below.

A.    Comparison of Investment Advisers

As noted above, Henderson is the adviser to the Henderson EM Fund, and Janus is the adviser to the Janus EM Fund. In addition, the Henderson EM Fund is sub-advised by Henderson Investment Management Limited (“HIML”), and the Janus EM Fund is sub-advised by Janus Capital Singapore Pte. Limited. The surviving fund will be advised by Henderson and sub-advised by HIML, and the Henderson EM Fund’s current portfolio managers will continue to manage the Surviving Fund.

B.    Comparison of Investment Objectives, Policies and Restrictions

The Funds have the same investment objective and substantially similar principal investment strategies, policies and restrictions. While Janus EM Fund generally invests in equity securities, the Henderson EM Fund has adopted a policy to invest at least 80% of its net assets in equity securities. The Janus EM Fund also may invest in real estate-related securities as a principal investment strategy whereas the Henderson EM Fund does not have a similar principal investment strategy. The Janus EM Fund also invested in derivatives as part of its principal investment strategy whereas the Henderson EM Fund does not use derivatives as a principal investment strategy. The Surviving Fund is adopting the principal investment strategies of the Henderson EM Fund.

The Surviving Fund is adopting the investment policies and restrictions of the Janus EM Fund to the extent that they do not conflict or interfere with the management of the Henderson EM Fund. For example, the investment policy on bank borrowings adopted by the Surviving Fund will be that of Henderson EM Fund given that the Henderson EM Fund has an investment strategy permitting it to use bank borrowings for leveraging investments, but the Janus EM Fund does not allow bank borrowings for leverage.

Given that the investment strategies of the Surviving Fund are the same as the Henderson EM Fund, and the investment policies and restrictions mirror that of the Henderson EM Fund, Janus believes this factor should weigh toward utilizing the Henderson EM Fund’s historical financial and performance information.

C.    Comparison of Expense Structure and Expense Ratios

The expense structures of the Funds are similar. Each Fund pays its investment adviser a management fee and incurs expenses, including expenses related to the Fund’s operations, distribution and shareholder servicing fees (Rule 12b-1 fee), administrative services fees and out-of-pocket expenses payable pursuant to a transfer agency agreement, any other transfer agent and custodian fees and expenses, legal and auditing fees, printing and mailing costs of sending reports and other information to existing shareholders, and independent trustees’ fees and expenses.

The management fee structure of the Funds differs. Janus EM Fund pays Janus a management fee at an annual rate of 1.00% of Janus EM Fund’s average daily net assets, subject to a performance fee adjustment up or down by a variable rate of 0.15% (assuming constant assets). Henderson EM Fund pays Henderson a management fee at an annual rate of 1.00% for the first $1 billion of Henderson EM Fund’s average daily net assets, 0.90% for the next $1 billion of its average daily net assets, and 0.85% of its average daily net assets thereafter. The Surviving Fund is adopting the management fee structure of Henderson EM Fund. In addition, under both the sub-advisory fee arrangement with Henderson on behalf of Henderson EM Fund and the sub-advisory fee arrangement with Janus on behalf of the Surviving Fund, HIML receives a sub-advisory fee from the Fund’s investment adviser.

The pro forma expense ratio of the Surviving Fund differs from both Funds, thereby making the comparison of the expense ratio an inconclusive factor with respect to the NAST analysis. The pro forma gross annual total expense ratio of the Surviving Fund is expected to be lower than that of Henderson EM Fund and higher than that of Janus EM Fund.

Given the similarities in expense structure between the Funds, and in particular that the Surviving Fund is adopting the fixed-rate management fee structure of Henderson EM Fund, Janus believes this factor should weigh toward utilizing Henderson EM Fund’s historical financial and performance information.

D.    Comparison of Asset Size

As of September 30, 2016, the net assets of the two funds were not substantially different, with Janus EM Fund’s net assets approximately $62 million and Henderson EM Fund’s net assets approximately $71 million. Because the Funds’ asset sizes are not substantially different, this factor does not lend strong weight to which Fund should be the accounting and performance survivor.

E.    Comparison of Portfolio Composition

Following the reorganization, the number of securities and issuer names held by the Surviving Fund are expected to be most similar to Henderson EM Fund before the reorganization. This result would be expected given the investment strategies of the Surviving Fund will be that of the Henderson EM Fund before the reorganization. Because the Surviving Fund’s portfolio is expected to most closely resemble Henderson EM Fund’s before the reorganization, Janus believes this factor should weigh toward utilizing Henderson EM Fund’s historical financial and performance information

F.    Conclusion

As discussed above, the Surviving Fund will most closely resemble Henderson EM Fund. Janus believes that Henderson EM Fund’s historical financial statements and performance should be used following the reorganization so that Henderson EM Fund shareholders are not deprived of information relating to the historical information of the fund in which they are invested.

*           *           *

Please call me at 303-394-6459 with any questions or comments.

Respectfully,

/s/ Kathryn L. Santoro

Kathryn L. Santoro

Vice President, Assistant General Counsel

cc:	Michelle Rosenberg, Janus Capital Management, LLC

Bruce Rosenblum, Vedder Price P.C.

Kevin Hardy, Skadden, Arps, Slate, Meagher & Flom LLP